SKADDEN, ARPS, SLATE, MEAGHER & FLOM

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GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

JONATHAN B. STONE *

PALOMA P. WANG

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (Also Admitted in New York)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG _______________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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June 9, 2021

VIA EDGAR

Ms. Jan Woo

Mr. Edwin Kim

Mr. Stephen Krikorian

Ms. Laura Veator

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kanzhun Ltd. (CIK No. 0001842827)

Amendment No. 5 to the Registration Statement on Form F-1

Dear Ms. Woo, Mr. Kim, Mr. Krikorian and Ms. Veator:

On behalf of our client, Kanzhun Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 8, 2021 related to Amendment No. 3 to the Company’s registration statement on Form F-1 filed on June 7, 2021. Concurrently with the submission of this letter, the Company is filing herewith Amendment No. 5 (“Amendment No. 5”) to the Company’s registration statement on Form F-1.

Securities and Exchange Commission

June 9, 2021

The Company respectfully advises the Staff that it has filed joint acceleration requests for the Commission to declare its registration statement effective on June 10, 2021, and would greatly appreciate the Staff’s continued assistance and support to the Company to meet this timeline.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in Amendment No. 5 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 5.

Comments in Letter Dated June 8, 2021

Unaudited Interim Consolidated Financial Statements

Notes to Unaudited Interim Consolidated Financial Statements

16. Share Based Compensation, page F-102

1.

Clarify if you issued any stock options or other equity awards subsequent to March 31, 2021. In this regard, your disclosure on page 85 states that as of the date of the prospectus, there were 135,579,826 outstanding options. However, your disclosure on page F-102 indicates there were 117,254,396 outstanding options as of March 31, 2021. If additional options were issued, tell us the fair value of ordinary shares used in the valuation of these options. If the mid-point of your IPO price range was not used as a factor in determining the fair value of your ordinary shares, please explain why. Further, tell us what consideration you gave to disclosing any additional options grants and the associated compensation expense that will be recognized in future periods.

In response to the Staff’s comments, the Company has revised the disclosure on page F-106 of Amendment No. 5 to disclose the share options granted in future periods and estimated total share-compensation expense to be recorded in its consolidated financial statements in the future. The Company respectfully advises the Staff that the fair value of ordinary shares used in valuing the additional options is US$9.00 per share, and mid-point of the IPO price range was used as a factor in determining the fair value of the Company’s ordinary shares underlying these additional options.

20. Subsequent Events, page F-106

2.

Please revise to disclose the estimated share-based compensation expenses amount that is attributable to the 24,745,531 Class B ordinary shares issued to TECHWOLF LIMITED. Clearly indicate when this expense will be recorded.

In response to the Staff’s comment, the Company has revised the disclosure on page F-106 of Amendment No. 5 to disclose the amount of estimated share-based compensation expense that will be recognized upon the issuance of Class B ordinary shares to TECHWOLF LIMITED upon the completion of its IPO.

*    *     *

If you have any questions regarding Amendment No. 5, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures.

cc:	Peng Zhao, Chief Executive Officer, KANZHUN LIMITED

Yu Zhang, Chief Financial Officer, KANZHUN LIMITED

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Derek Shao, Partner, PricewaterhouseCoopers Zhong Tian LLP

Cathy Yeung, Esq., Partner, Latham & Watkins LLP

Allen Wang, Esq., Partner, Latham & Watkins LLP